Exhibit 99.77(D)

ITEM 77D - Policies with respect to security investments

Effective May 30, 2014, Voya International Real Estate Fund’s principal investment strategies were revised to reflect that the Fund’s classification was changed from non-diversified to diversified. As a result of this classification change, the Fund is limited in the proportion of its assets that may be invested in the securities of a single issuer. Further, the classification change to a diversified fund may cause the Fund to benefit less from appreciation in a single issuer than if it had greater exposure to that issuer.